HOMRICH BERG

Proxy Voting Policy

Issue

The Advisers Act requires that if a firm votes proxies on behalf of clients, the firm must have policies and procedures in place to assure that proxies are voted in the best interest of the clients and must provide a copy of those policies and procedures to clients upon request.

Policy (modified 8/08)

Individual and ERISA Clients

As a policy, HB does not vote proxies on behalf of individual clients. HB has advised all individual clients through the Investment Advisory Agreement that it does not vote proxies. Specifically, HB has updated its Investment Advisory Agreement to include language that HB is precluded from, voting proxies and the client retains the right to vote proxies. If HB changes its policy and decides to vote proxies on behalf of individual clients, this policy will be updated.

HB’s clients are ultimately responsible for all proxy voting materials and ensuring that the proxies are voted and submitted in a timely manner. If the client asks for advice then HB may choose to provide guidance but is not obligated to do so. If any form of guidance is provided to the client, HB will document the occurrence and maintain a list either in hard or electronic copy. Any individual that give advice on a proxy vote must send an email to the CCO describing the advice given and rationale behind it, the name of the client, and the name of the issuer/company. The CCO will maintain a record of all such advice given to individual clients.

Any general or specific proxy voting guidelines provided by an advisory client or its designated agent in writing will supersede this policy. Clients may wish to have their proxies voted by an independent third party or other named fiduciary or agent, at the client’s cost.

For sub-advisors HB employs, the same guidelines listed above apply. Any proxy voting will be at the discretion of the sub-advisor or passed along to the client if the proxy is passed along to HB. HB will not participate in any proxy voting for clients.

Conflict of Interest

HB is an independent fee only firm. As such, it is not affiliated with any issuer. For this reason, there are no apparent conflicts of interests associated with voting proxies. However, a conflict could arise in connection with voting proxies of an issuer if an HB client is a board member or officer of such issuer. In that event, if a client asks for guidance or advice on how to vote a proxy, the Principal in charge of the account will disclose such conflict to the client for whose proxy is at issue. The Principal will notify the CCO in writing as to the resulting decision as to whether or not give advice on the proxy and the rationale behind the decision. If any other unforeseen conflicts of interest arise, HB will handle on a case by case basis and document the outcome.

Recordkeeping

HB will maintain a record of each client who requested a copy of the Proxy Policy. These records will be maintained by the CCO in the Compliance Folder. If HB advises an individual client on how to vote a proxy, a record will be maintained of the client name, security in question, and advice rendered. The CCO will be responsible for ensuring that the required documentation is retained.